SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Online Gaming Systems, Ltd.
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                                (NAME OF ISSUER)


                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                    68273A104
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               Lawrence P. Tombari
                      President and Chief Financial Officer
                           Online Gaming Systems, Ltd.
                          3225 McLeod Drive, 1st Floor
                             Las Vegas, Nevada 89121
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                January 28, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  68273A104
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1          NAME OF REPORTING PERSON:  Ahead Investments, Ltd.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [X]
                                                                    (b)   [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           OO    (SEE ITEM 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]
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6          CITIZENSHIP OR PLACE OR ORGANIZATION

           South Africa
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                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        78,698,120
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           78,698,120
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           78,698,120 shares
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           81.7%
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14         TYPE OF REPORTING PERSON
           CO
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

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock of Online Gaming Systems, Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is at 3225 McLeod Drive, 1st Floor, Las Vegas, Nevada 89121.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Ahead Investments, Ltd, a South Africa corporation ("Ahead"). Ahead is a 100% owned subsidiary of Hosken Consolidated Investments Ltd ("HCI"). HCI is a South Africa-based investment holding company that focuses its activities in telecommunications and information technology, media and broadcasting, interactive gaming and entertainment and financial services. HCI is a publicly traded company on the Johannesburg Stock Exchange (JSE). The registered offices for HCI are at 3rd Floor, M B House, 641 Ridge Road, Durban, 4001 South Africa.

         Neither HCI (nor Ahead) or any executive officer or director of HCI has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations or, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

         All of HCI's Directors are South African citizens. The Executive Chairman (Golding) and Chief Executive Officer and Director (Copelyn) of HCI are Directors of the Issuer, and Copelyn is the Chief Executive Officer of the Issuer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         HCI has funded the operating shortfalls of the Issuer via convertible notes issued by Ahead. Generally, HCI issues equity on the JSE, and provides funds to the Issuer via loans from Ahead. During the first quarter of 2002, HCI converted $3,600,000 of its convertible debt into 60,000,000 shares of the Issuer's common stock.

ITEM 4.  PURPOSES OF TRANSACTION.

         Prior to the conversion, Ahead owned 18,698,120 shares of the Issuer, or about 55 percent of the then outstanding shares. These shares were purchased or converted at higher price levels than during the first quarter of 2002. The conversion price was set at $.06, the closing price of the Issuer's common stock on November 27, 2001 when it informed the Issuer of its intention on conversion certain of its convertible notes. Ahead has acquired the additional shares for investment purposes, and may seek to acquire additional shares as it deems appropriate.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on October 24, 2002 Ahead is the beneficial owner of, in the aggregate 78,698,120 shares, representing 81.7 percent of the Issuer's outstanding shares (based upon the information contained in the Issuer's Schedule 14C filed with the Securities and Exchange Commission on October 16, 2002).

         (b) Ahead has sole voting power and sole dispositive power with respect to the 78,698,120 shares that it owns directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, neither Ahead nor any person named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 24, 2002                Online Gaming Systems, Ltd.


                                       By: /s/ LAWRENCE P. TOMBARI
                                           -------------------------------------
                                       Title:  President